Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: June 2005

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany

                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    Form 20-F__X__                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes____                        No__X__

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index
                                  -------------

Press Releases

1. June 15, 2005 German Press Release - Specialty Graphite Antitrust Fine Reduction

European Court Reduces Fine for SGL Carbon

o    Graphite Specialties Fine reduced by one-third from (euro)27.7 Million to
     (euro)18.45 Million
o    Company Considering Further Steps

WIESBADEN, June 15, 2005. The European Court of First Instance announced its ruling on Graphite Specialties in its proceedings today, thereby revising the decision of December 17, 2002 of the European Commission. The European Court reduced the fine by one-third from (euro)27.7 million that had been levied against SGL Carbon at that time to (euro) 18.45 million. SGL Carbon will determine possible further measures following a careful examination of the ruling and its explanation.

Already at the end of April 2004, the European Court had reduced the (euro) 80.2 million fine imposed by the European commission on July 2001 against SGL Carbon's Graphite Electrode business to (euro) 69.1 million. At that time, SGL Carbon had appealed the judgment of the European Court to the European Court of Justice, as the European Court had failed to take significant causes of action into account.


Important Notice:
This document contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies, ongoing restructuring measures and unforeseeable occurrences in conjunction with the reviews to be performed by the European antitrust authorities. SGL Carbon does not intend to update these forward-looking statements.


Your contact:
-------------
Corporate Communications / Press Office / Stefan Wortmann
Tel. : +49 611 60 29 105 / Fax : +49 6 11 60 29 101 / Mobil : +49 170  540 2667
e-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de


SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             SGL CARBON Aktiengesellschaft



Date: June 30, 2005                          By: /s/ Robert J. Kohler
                                                 --------------------
                                                 Name:  Robert J. Koehler
                                                 Title: Chairman of the Board of
                                                        Management


                                             By: /s/ Sten Daugaard
                                                 -----------------
                                                 Name:  Mr. Sten Daugaard
                                                 Title: Member of the Board of
                                                        Management